SEC[illegible] [illegible]ISSION
[illegible] D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL STRATEGIC INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, SUITE #2030
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUSTIN DALMOLIN (305) 373-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLP
(Name – *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FL, (Address) MIAMI, (City) FLORIDA (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
KH 6/22/06

OATH OR AFFIRMATION

I, JUSTIN DALMOLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL STRATEGIC INVESTMENTS, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CFO

Title

Notary Public

Sofia I. Delgado
Commission #DD421817
Expires: APR. 24, 2009
WWW.AARONNOTARY.com

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

XX (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

GLOBAL STRATEGIC INVESTMENTS, LLC

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Global Strategic Investments, LLC

We have audited the accompanying consolidated statement of financial condition of Global Strategic Investments, LLC (the "Company") as of December 31, 2005, and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Strategic Investments, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 14, 2006

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSET

CASH	$	113,508
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS		416,547
DEPOSITS WITH CLEARING ORGANIZATIONS		524,450
PROPERTY AND EQUIPMENT, NET		282,045
OTHER ASSETS		
Other receivables		159,935
Prepaids and other assets		172,959
Due from related party		33,074
Purchase deposit		338,214
Customer list		3,666,638
	$	5,707,370

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	897,696
Payable to broker-dealers and clearing organizations		5,641
TOTAL LIABILITIES		903,337
MINORITY INTEREST		40,167
COMMITMENTS AND CONTINGENCIES (NOTES 7 and 9)		
MEMBERS' EQUITY		4,763,866
	$	5,707,370

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions and trading profits	$ 10,010,352
Interest and dividends	156,969
Miscellaneous revenue	246,582
TOTAL REVENUES	10,413,903
EXPENSES	
Commissions	5,489,843
Salaries	1,287,068
Clearing charges	485,981
Rent	416,831
Professional fees	203,649
Communications	202,584
Quotations and research	179,538
Travel and entertainment	160,880
Insurance	104,640
Depreciation and amortization	70,336
Other general and administrative	1,638,408
TOTAL EXPENSES	10,239,758
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME	174,145
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	(34,478)
NET INCOME	**$ 139,667**

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

MEMBERS' EQUITY AS OF JANUARY 1, 2005	$ 3,345,437
Capital contributions	1,394,888
Capital withdrawals	(155,472)
	4,584,853
Comprehensive income:	
Net income	139,667
Change in cumulative foreign currency translation adjustment	39,346
Total comprehensive income	179,013
MEMBERS' EQUITY AS OF DECEMBER 31, 2005	$ 4,763,866

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 139,667
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	70,336
Minority interest in net income of consolidated subsidiaries	34,478
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	5,355
Deposits with clearing organizations	99,832
Other assets	(60,344)
Accounts payable and accrued expenses	(47,856)
Payable to broker-dealers and clearing organizations	(19,935)
TOTAL ADJUSTMENTS	81,866
NET CASH PROVIDED BY OPERATING ACTIVITIES	221,533
CASH FLOWS FROM INVESTING ACTIVITIES	
Advances to related party, net	(33,074)
Capital expenditures	(118,530)
Acquisitions, net of cash acquired	(4,334)
NET CASH USED IN INVESTING ACTIVITIES	(155,938)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(155,472)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	39,346
NET DECREASE IN CASH AND CASH EQUIVALENTS	(50,531)
CASH AND CASH EQUIVALENTS – BEGINNING	164,039
CASH AND CASH EQUIVALENTS – ENDING	**$ 113,508**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2005

INFORMATION WITH RESPECT TO ACQUISITIONS ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING:

During 2005, the Company exercised a second option and it executed a stock purchase agreement to acquire additional ownership interest in its subsidiaries (Note 2). Consequently, the Company added assets with a fair value of approximately $1,070,000, including $680,108 of intangible asset – customer list. The Company also assumed liabilities with a fair value of approximately $138,319. The Company issued promissory notes which were subsequently assumed by Global Securities Holdings, LLC ("GSH"), the Company's majority member, as consideration for the stock acquisition transactions. The total cash acquired as a result of these two transactions amounted to approximately $29,000 and the total cash outlay was approximately $20,000.

On April 1, 2005, the Company executed a Share Exchange Agreement with the shareholders of First Capital Securities Corp. ("FCSC") (Note 2). Consequently, the Company added assets and assumed liabilities with a fair value of approximately $152,000 and $32,000, respectively. In addition, approximately $355,000 was recorded as an addition to customer list as intangible asset. The total cash acquired as a result of the execution of the Share Exchange amounted to approximately $34,000 and the total cash outlay was approximately $48,000.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Liability to pay for additional ownership interest in subsidiaries assumed by the Company's parent:	$ 1,039,419

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission (SEC) as a broker-dealer. The majority of the Company's customers are primarily from Latin America. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) became effective June 6, 2002.

Basis of Presentation

The consolidated financial statements include the accounts of Global Strategic Investments, LLC and its majority owned foreign subsidiaries (See Note 2). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation. The Company does not have any special purpose entities whose financial results are not included in the accompanying consolidated financial statements.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and the NASD. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, Net

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Other Assets

The Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires that goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Based on its most recent analysis, the Company believes that no impairment of its Customer List intangible asset exists as of December 31, 2005. (See Note 2)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign local currency is the functional currency for the Company's significant operations outside the United States. Assets and liabilities are translated at year-end rates, while revenues and expenses are translated at average rates in effect during the year. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Limited Liability Company / Income Taxes

The Company will file its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets" ("SFAS No. 153") an amendment to Accounting Principles Board Opinion ("APB") No. 29, "Accounting for Nonmonetary Transactions," which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges in which the future cash flows of the entity are not expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 will become effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a significant impact on the Company's consolidated results of operations or consolidated financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB No. 20 "Accounting Changes," and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and correction of errors made in fiscal years beginning after the date this Statement is issued. The Company does not believe that adoption of SFAS 154 will have a material impact on its consolidated financial statements.

NOTE 2. BUSINESS COMBINATIONS AND ACQUIRED INTANGIBLE ASSET

On June 9, 2004, the Company acquired 50%, 49% and 51% of the outstanding common stock of FCSC, Capital Asesoria Internacional, S.A. de C.V. ("CAI") and Capital Asesoria Patrimonial, S.A. de C.V. ("CAP"), respectively. FCSC was registered with the Securities and Exchange Commission as a broker-dealer and in November 2004 it moved its operations to Miami, Florida. CAI and CAP are two Mexican entities that serve as advisors and liaisons for FCSC and its customers.

The combined purchase price for the three companies was $2,495,290 including approximately $245,000 of costs directly associated with the acquisition. GSH financed the acquisitions by contributing shares of a related mutual fund. The Company accounted for the purchase of the three entities in accordance with the purchase method of accounting. The excess of the purchase price over the recorded amount of the net assets purchased and liabilities assumed was assigned to a customer list intangible asset, which is not subject to amortization. The value assigned to the customer list was approximately $2,274,000. In accordance with the provisions of SFAS 142, the recorded amount of the customer list is assessed for impairment on an annual basis.

On August 2, 2004, the Company exercised an option (the "Option") to purchase an additional 10% of the shares of capital of FCSC and CAP and an additional 11% of CAI for $540,251. In order to finance the exercise of the option, GSH contributed $325,000 on July 2004. In addition, on August 2, 2004, the Company contributed as additional capital, $230,603 and $215,606 to FCSC and to CAI respectively, in response to a capital call. As a result of the exercise of the Option, the Company recorded an additional amount to the customer list of approximately $289,000.

On February 11, 2005, the Company exercised a second option to purchase an additional 10% of the shares of capital of FCSC and CAP and CAI for $680,108. In order to finance the exercise of the second option, GSH contributed as additional capital $680,108 on February 11, 2005.

On April 1, 2005, the Company executed a Share Exchange Agreement ("Share Exchange") with the shareholders of FCAP. Consequently, the selling shareholders agreed to convey and deliver to GSI their remaining interest in FCAP, which consisted of 531 shares (30%), in exchange for newly issued shares of GSI. After the consummation of the Share Exchange, the Company now owns 100% of FCAP. The value of the newly issued shares of GSI of $355,469 was allocated to the customer list intangible asset and it is based on the fair value of the shares acquired in FCAP. Concurrently with the Share Exchange, FCAP merged its operations into the Company, ceased operating as a separate company and withdrew its registration as a broker-dealer.

NOTE 2. BUSINESS COMBINATIONS AND ACQUIRED INTANGIBLE ASSET (CONTINUED)

On May 18, 2005, the Company entered into a Stock Acquisition Agreement ("Stock Acquisition Agreement") with the partial owner ("Seller") of CAP and CAI. Pursuant to the agreement, the Company issued a promissory note in favor of the Seller in the amount of $359,311 of which $21,097 was for the remaining outstanding shares owned by the seller of CAP and CAI and $338,214 was for 90% interest in Capital Asesoria Fondos, S.A. de C.V. Sociedad Distribuidora Referenciadora de Acciones de Sociedades de Inversion ("CAF"), a Mexican Corporation. Consequently the Company now owns approximately 91% of both CAP and CAI. However, the ownership transfer of CAF is subject to the approval by the National Banking and Securities Commission of Mexico. The purchase price paid for CAF of $338,214 has been recorded as a purchase deposit in the accompanying consolidated balance sheet. The promissory note issued by the Company in favor of the Seller was assumed by GSH and it was recorded by the Company as contributed capital.

The accompanying consolidated financial statements include the results of CAI and CAP.

NOTE 3. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

Total assets	$	508,440
Stockholders' Equity	$	415,088
Net income	$	188,120

Stockholders' equity and the accounts of the subsidiaries are not included in the Company's computation of net capital.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2005:

Furniture and fixtures	$ 185,871
Leasehold improvements	133,907
Office equipment	227,677
	547,455
Less accumulated depreciation and amortization	(265,410)
	$ 282,045

Depreciation and amortization expense amounted to approximately $70,000 for the year ended December 31, 2005.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company's "Net Capital" was $179,927 and the "Required Net Capital" was $100,000. At December 31, 2005, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 4.11 to 1.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company clears its proprietary and customers' transactions on a fully disclosed basis with Pershing LLC and Bear Sterns Securities Corp. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers. At December 31, 2005, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying consolidated statement of financial condition, are due from these brokers.

NOTE 7. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2009. The Company has secured the office lease with a stand-by letter of credit for $47,000.

Rent expense for the year ended December 31, 2005 was approximately $417,000. Approximate future minimum payments under the non-cancelable operating leases and service contracts as of December 31, 2005 are as follows:

2006	$ 376,000
2007	351,000
2008	173,000
2009	16,000
2010	4,000
	$ 920,000

NOTE 8. RELATED PARTY TRANSACTIONS

As of December 31, 2005, the Company has a receivable from a company related through common ownership amounting to $33,074. This amount is non-interest bearing and it is due on demand.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE
15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

CREDITS	
Members' equity	$ 4,763,758
DEBITS	
Customer list and investment in subsidiaries	4,310,765
Property and equipment, net	82,603
Prepaids and other assets	109,882
Due from related party	33,074
Guarantee through a stand-by letter of credit	47,000
TOTAL DEBITS	4,583,324
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	180,434
HAIRCUTS ON FOREIGN CURRENCY (COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1(f)	507
NET CAPITAL	179,927
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $742,085	100,000
EXCESS NET CAPITAL	**$ 79,927**
RATIO OF AGGREGATE INDEBTEDNESS	**4.11**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 736,444
Payable to broker-dealers and clearing organizations	5,641
TOTAL AGGREGATE INDEBTEDNESS	**$ 742,085**

See report of independent certified public accountants.

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM
NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5,
PART IIA FILING AS OF DECEMBER 31, 2005

NET CAPITAL PER COMPUTATION, ON PAGE 15	$	179,927
Less audit adjustments:		
Accounts payable and accrued expenses		98,987
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	**$**	**278,914**

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker-dealer, Pershing, LLC, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

SUBORDINATED LIABILITIES

As of December 31, 2005, the Company did not have any subordinated liabilities.

See report of independent certified public accountants.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Global Strategic Investments, LLC

In planning and performing our audit of the financial statements and supplementary information of Global Strategic Investments, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 14, 2006